UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-91178
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Park National Corporation
Employees Stock Ownership Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION
The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm - Crowe Horwath LLP
Statements of Net Assets Available for Benefits at December 31, 2008 and 2007
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007
Notes to Financial Statements — December 31, 2008 and 2007
Supplemental Schedules:
Schedule of Delinquent Participant Contributions, Schedule H, Line 4(a) — December 31, 2008
Schedule of Assets (Held at End of Year), Schedule H, Line 4(i) — December 31, 2008
Schedule of Reportable Transactions, Schedule H, Line 4(j) — December 31, 2008
The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Horwath LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN By THE PARK NATIONAL BANK, Trustee
Date: June 19, 2009	By:	/s/ John W. Kozak
		Printed Name:	John W. Kozak
		Title:	Chief Financial Officer

Financial Statements and Supplemental Schedules
Park National Corporation
Employees Stock Ownership Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Park National Corporation
Employees Stock Ownership Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Executive Committee of the Board of Directors
Plan Oversight Committee
Park National Corporation Employees Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions, assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
/s/ Crowe Horwath LLP

Crowe Horwath LLP
Columbus, Ohio
June 19, 2009

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

ASSETS

Cash	$—	$26,924

Investments, at fair value:
Park National Corporation Common Stock	47,923,332	38,339,896
Mutual Funds	11,509,058	16,757,198
Money Market Funds	—	355,460
Interest-bearing account, issued by Park National Bank	187,603	—
Savings accounts, issued by Park National Corporation bank affiliates	2,779,207	2,641,447

Total Investments	62,399,200	58,094,001

Contributions receivable:
Employer	31	—
Employee	62	—

	93	—

Accrued interest and dividends	12,018	575,970

Total Assets	62,411,311	58,696,895

NET ASSETS AVAILABLE FOR BENEFITS	$62,411,311	$58,696,895

See accompanying notes to financial statements.

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	$(991,434)	$(19,742,768)
Interest and dividends	2,837,693	2,707,464

Total investment income (loss)	1,846,259	(17,035,304)

Contributions:
Employer	1,976,762	1,867,859
Employee	4,365,262	4,186,816
Rollover	36,284	1,179,486

Total contributions	6,378,308	7,234,161

Net increase (decrease) before deductions	8,224,567	(9,801,143)

Deductions:
Benefit payments to participants	4,510,151	6,026,638

Net increase (decrease) in net assets available for benefits	3,714,416	(15,827,781)

Net assets available for benefits at beginning of year	58,696,895	74,524,676

Net assets available for benefits at end of year	$62,411,311	$58,696,895

See accompanying notes to financial statements.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2008 and 2007
1. Description of the Plan
The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed one year of service, and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) was $15,500 for 2008 and 2007. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).
Park provides a matching contribution at a level established annually by Park. For 2008 and 2007, Park matched 50% up to the first 12% of compensation contributed by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
1. Description of the Plan (continued)
Payments of Benefits
Upon termination or after age 59 1/2, a participant may elect lump sum, rollover, or installments over a period not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock.
ESOP
Effective January 1, 2002, the Plan was amended and restated to become an ESOP Plan that invests in shares of Park National Corporation Common Stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Prior to January 1, 2007, participants had the ability to diversify their investments upon reaching age 55. Effective January 1, 2007, the Plan was amended to allow all participants to diversify their investments on a quarterly basis.
Bank Acquisitions
On March 9, 2007, Park acquired Vision Bancshares, Inc. (“Vision”). Vision terminated its 401(k) plan on June 30, 2007, and all employees who have met the eligibility requirements of the Plan became eligible to participate in the Plan on July 1, 2007.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
2. Summary of Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States (GAAP).
Valuation of Investments
Investments are reported at fair value on a trade-date basis in the Statement of Net Assets Available for Benefits. Park National Corporation Common Stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in the money market fund and savings accounts are stated at cost, which approximates fair value. (Refer to Note 10 — Fair Values.)
Dividends and Interest Income
Dividends are recorded as of their ex-dividend date. Interest income is recorded on an accrual basis when earned.
Administrative Expenses
All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
2. Summary of Accounting Policies (continued)
Concentration of Credit Risk
At December 31, 2008 and 2007, approximately 77% and 66%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.
At December 31, 2008 and 2007, approximately 5% of the Plan’s assets were invested in deposit and savings accounts issued by Park National Corporation bank affiliates. The investments in the deposit and savings accounts may from time to time exceed the federally insured limits.
Adoption of New Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.
Recently Issued but not yet Effective Accounting Pronouncements
On April 9, 2009, the FASB issued FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. The FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Further, the FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The FSP amends Statement 157 to require certain additional disclosures in interim and annual periods to discuss the inputs and valuation technique(s) used to measure fair value. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and shall be applied prospectively. Plan management is evaluating the impact of FSP 157-4.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
3. Plan Termination
Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
4. Investments
The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold as well as held during the year) appreciated/(depreciated) in fair value during the years ended December 31, 2008 and 2007 as follows:

	2008	2007

Park National Corporation Common Stock	$4,727,909	$(20,364,228)
Vanguard Institutional Index Fund	(2,615,079)	230,724
Vanguard Short-Term Investment-Grade Bond Fund	(128,907)	10,512
Vanguard Growth Index Fund	(652,386)	131,995
Vanguard Institutional Extended Market Index Fund	(711,078)	18,280
Vanguard Balanced Index Fund	(584,351)	59,257
Vanguard Total International Stock Index Fund	(1,027,246)	147,805
Vanguard Intermediate-Term Bond Index Fund	(296)	22,887

	$(991,434)	$(19,742,768)

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2008	2007

*Park National Corporation Common Stock	$47,923,332	$38,339,896
Vanguard Institutional Index Fund	4,090,996	7,017,437

*	Nonparticipant-directed

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
5. Nonparticipant-Directed Investments
The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Park National Corporation Common Stock investment. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2008	2007
Investment, at fair value:
Park National Corporation Common Stock	$47,923,332	$38,339,896
Northern Institutional Government Portfolio	—	355,458
Park National Bank FDIC Account	187,603	—
Cash	—	26,924

	$48,110,935	$38,722,278

Changes in assets:
Contributions	$6,356,887	$6,547,357
Interest and dividend income	2,973,379	2,216,346
Distributions to participants	(3,287,042)	(4,665,172)
Net transfers to participant directed investments	(1,382,476)	(4,238,421)
Net appreciation/(depreciation) in fair value of investments	4,727,909	(20,364,228)

Increase/(decrease) in assets	$9,388,657	$(20,504,118)

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
7. Party-in-Interest
The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2008	2007

Park National Corporation Common Stock	$47,923,332	$38,339,896
The Park National Bank Savings Accounts	2,779,207	2,641,447
The Park National Bank FDIC Account	187,603	—

	$50,890,142	$40,981,343

At December 31, 2008, the Plan held 667,921 shares of Park National Corporation Common Stock, with a fair value of $47,923,332. At December 31, 2007, the Plan held 594,417 shares of Park National Corporation Common Stock, with a fair value of $38,339,896.
During 2008 and 2007, cash dividends of $2,966,318 and $2,196,119, respectively, were paid to the Plan by Park National Corporation.
At December 31, 2008 and 2007, the Plan held participant-directed savings accounts issued by Park National Corporation bank affiliates of $2,779,207 and $2,641,447, respectively. At December 31, 2008, the Plan held a nonparticipant-directed interest-bearing account issued by Park National Bank of $187,603. During 2008 and 2007, interest of $57,944 and $125,602, respectively, was paid to the Plan by the Park National Bank and its affiliates.
During 2008 and 2007, the Plan purchased 95,877 shares and 46,778 shares, respectively, of Park National Corporation Common Stock.
Costs and expenses incurred in administering the Plan are paid by Park, which totaled $109,967 and $127,640 for 2008 and 2007, respectively.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
8. Form 5500 Reconciliation
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$62,411,311	$58,696,895
Less: Employer contribution credit	—	(2,485)
Less: Accrued interest and dividends	(12,018)	(575,970)

Net assets available for benefits per the Form 5500	$62,399,293	$58,118,440

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

	2008	2007

Net increase/(decrease) in net assets available for benefits per the financial statements	$3,714,416	$(15,827,781)
Plus/(Less): Employer contribution credit	2,485	(2,485)
Less: Accrued interest and dividends	(12,018)	(575,970)
Plus: Prior year accrued interest and dividends	575,970	590,121

Net increase/(decrease) in net assets available for benefits per the Form 5500	$4,280,853	$(15,816,115)

9. Risks and Uncertainties
The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, savings accounts and a money market fund. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
10. Fair Values
The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input). The fair value of all of the investments held by the Plan have been determined using Level 1 inputs.
11. Subsequent Event
On June 12, 2009, Park notified Plan participants of the following change made to the Plan related to employer matching contributions. Effective July 24, 2009, Park will cease, for the remainder of the 2009 Plan year, employer matching contributions on amounts contributed by Park officers. Prior to this date, Park matched 50% up to the first 12% of compensation contributed by the participant. The matching formula for non-officer employees will not change.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the year ended December 31, 2008

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

Participant Contributions of the Current Plan Year Not Deposited Into the Plan within the Time Period Described in 29 CFR 2510.3-102 *	$29,547

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	—

Total Delinquent Participant Contributions (Line 4a of Schedule H)	29,547

Less: Amount Fully Corrected Under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$29,547

*
Participant contributions were deposited into the Plan prior to December 31, 2008. Plan management has deposited lost earnings due to the late contributions into participant accounts during the 2009 Plan year.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(b)	(c)
Identity of Issue,	Description of Investment Including		(e)
Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
or Similar Party	Collateral, Par or Maturity Value	Cost	Value

Interest-bearing account
* The Park National Bank FDIC Account	Interest rate of 1.15%	$187,603	$187,603

Common Stock:
* Park National Corporation Common Stock	667,921 shares	$39,715,140	$47,923,332

Mutual Funds:
Vanguard Institutional Index Fund	49,564 shares	**	$4,090,996
Vanguard Short-Term Investment Grade Fund	135,309 shares	**	1,308,436
Vanguard Growth Index Fund	56,159 shares	**	1,055,793
Vanguard Institutional Extended Market Index Fund	52,860 shares	**	1,091,037
Vanguard Intermediate-Term Bond Index Fund	96,509 shares	**	1,013,348
Vanguard Balanced Index Fund	102,812 shares	**	1,688,180
Vanguard Total International Stock Index Fund	116,892 shares	**	1,261,268

Total Mutual Funds		**	11,509,058

Savings accounts, issued by Park National Corporation bank affiliates:
* The Park National Bank	Interest rate of 0.465%	**	$2,124,122
* The Richland Trust Company	Interest rate of 0.465%	**	655,085

Total Savings Accounts, issued by Park National Corporation bank affiliates			2,779,207

Total Investments Held at End of Year			$62,399,200

*	Indicates party-in-interest to the Plan.

**	Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended December 31, 2008

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity of Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) — A series of transactions in excess of 5% of plan assets
Northern Govt Portfolio	Money Market Fund, 71 purchases	$6,886,594	$—	$6,886,594	$6,886,594	$—
Northern Govt Portfolio	Money Market Fund, 69 sales	—	7,242,054	7,242,054	7,242,054	—

Park National Bank	FDIC Account, 21 purchases	2,633,683	—	2,633,683	2,633,683	—
Park National Bank	FDIC Account, 27 sales	—	2,446,080	2,446,080	2,446,080	—

Park National Corporation
Common Stock	Common Stock, 20 purchases	6,353,241	—	6,353,241	6,353,241	—

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2008
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Horwath LLP